UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 24, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Secondary Trading Platform Fees

Effective as of October 24,2022, investors in one or more series (each a “Series”) of Landa App 2 LLC (the “Company”) engaging in resales of Series membership interests (“Shares”) on the Landa Mobile App via the Public Private Execution Network Alternative Trading System (the “Secondary Trading Platform”) will be charged a trading fee (the “Trading Fee”). The Trading Fee will be equal to one percent (1%) of the gross proceeds of the transaction charged to the buyer of the Shares and one percent (1%) of the gross proceeds of the transaction charged to the seller of the Shares in such transaction. All Trading Fees will be paid to Dalmore Group LLC, as the broker dealer of the Secondary Trading Platform. Neither the Company nor its manager Landa Holdings, Inc. (the ”Manager”) will retain any portion of the Trading Fee. The Manager reserves the right to amend this policy, including having the Company pay Trading Fees on behalf of the investors in the future.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2022

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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